Exhibit 99.1

Borr Drilling Limited – Notice of Special General Meeting of Shareholders

Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) advises that the Company will hold a Special General Meeting on Tuesday, October 1st, 2024 to approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorise the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

The Board of Directors has fixed 5:00 p.m. Bermuda time on Tuesday, September 10th, 2024 as the record date for determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

A copy of the Notice of Special General Meeting and Form of Proxy (the “Notice”) and associated information will be distributed to shareholders by normal distribution methods prior to the meeting and available on the Company’s website at http://www.borrdrilling.com.

Hamilton, Bermuda

September 3, 2024

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.